May 14, 2009

VIA CORRESPONDENCE FILING

Mr. Tony Durak
(202) 551-6750
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	The Dreyfus Socially Responsible Growth Fund, Inc.
(the “Fund”)
1933 Act File No. 33-49014
1940 Act File No. 811-7044
CIK: 890064

Dear Mr. Durak:

We are responding to the comments that you provided to us by telephone on April 16, 2009, with respect to your review of the Annual N-CSR of the above-referenced Fund filed on February 18, 2009, pursuant to Rule 30e-1 under the Investment Company Act of 1940.

1. Please provide disclosure in the Fund’s Expense Example that states that the Example does not reflect any of the expenses associated with VA contracts or VLI policies.

Disclosure will be added to subsequent reports.

2. Please provide disclosure in the Fund’s Financial Highlights that states the total returns do not reflect expenses associated with VA contracts or VLI policies.

Disclosure will be added to subsequent reports.

3. No disclosure is required to Item 10 of Form N-CSR unless there are material changes.

Subsequent reports will provide information in response to Item 10 only when there are material changes from the preceding report.

As you requested, the Fund acknowledges that:

(i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need further information pertaining to this matter, I may be reached at (212) 922-6795.

Sincerely,

/s/Michael A. Rosenberg
Michael A. Rosenberg,
Vice President and Secretary
The Dreyfus Socially
Responsible Growth Fund, Inc.